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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D/A
                               (Rule 13d-101)

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                           BRANDYWINE REALTY TRUST
            ----------------------------------------------------
                              (Name of Issuer)

            COMMON SHARES OF BENEFICIAL INTEREST, $.01 PAR VALUE
            ----------------------------------------------------
                       (Title of Class of Securities)

                                 105368104
                            --------------------
                               (CUSIP Number)

                     WOLF, BLOCK, SCHORR AND SOLIS-COHEN
                       Twelfth Floor Packard Building
                           Philadelphia, PA 19102
                    Attention:  Jason M. Shargel, Esquire
                               (215) 977-2216
            ----------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 2, 1996
                 ------------------------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages
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                              SCHEDULE 13D
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CUSIP NO. 105368104                                   Page 2 of 6 Pages
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RAI REAL ESTATE ADVISERS, INC., as voting trustee of a voting trust dated November 6, 1996

     I.R.S. ID NO. 23-2619408
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
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                     7   SOLE VOTING POWER
      NUMBER OF
       SHARES            --
     BENEFICIALLY --------------------------------------------------------
      OWNED BY       8   SHARED VOTING POWER
        EACH             951,021
     REPORTING    --------------------------------------------------------
       PERSON        9   SOLE DISPOSITIVE POWER
        WITH             --
                  --------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         951,021
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     951,021
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                         / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.5%
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14   TYPE OF REPORTING PERSON*

     CO
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                              SCHEDULE 13D
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CUSIP NO. 105368104                                   Page 3 of 6 Pages
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     COMMONWEALTH OF PENNSYLVANIA STATE
     EMPLOYES' RETIREMENT SYSTEM
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
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                     7    SOLE VOTING POWER
      NUMBER OF
       SHARES             --
     BENEFICIALLY --------------------------------------------------------
      OWNED BY       8    SHARED VOTING POWER
        EACH              1,001,521
     REPORTING    --------------------------------------------------------
       PERSON        9    SOLE DISPOSITIVE POWER
        WITH
                          --
                  --------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          1,001,521
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,001,521

--------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.2%
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14   TYPE OF REPORTING PERSON*

     OO
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
                               SCHEDULE 13D/A


        This statement relates to the common shares of beneficial interest, par value $.01 per share (the "Common Shares") of the Brandywine Realty Trust ("BRT"). This statement constitutes Amendment No. 1 to the Schedule 13D (the "Schedule 13D") dated November 22, 1996 filed by each of (i) RAI Real Estate Advisers, Inc. ("RAI"), as voting trustee of a voting trust executed by the Commonwealth of Pennsylvania State Employes' Retirement System ("SERS") as shareholder and RAI as voting trustee dated as of November 6, 1996 (the "Voting Trust"); and (ii) SERS.

        All references in this statement to share amounts give effect to BRT's one-for-three share split on December 2, 1996.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

        Pursuant to a Contribution Agreement dated November 6, 1996, by and among, inter alia, BRT and RAI, as voting trustee of the Voting Trust (the "Contribution Agreement") in consideration for (i) the transfer to BRT of three properties owned by subsidiaries of SERS and (ii) the deposit by SERS of $1.4 million into an escrow account to be used for tenant improvements, leasing commissions and capital expenditures for the three transferred properties, BRT issued to the Voting Trust (x) 481,818 Series A Convertible Preferred Shares, par value $.01 per share (the "Preferred Shares") and (y) an immediately exercisable two-year warrant (the "Warrant") to purchase 133,333 Common Shares at $25.50 per share. Pursuant to the amendment to BRT's Declaration of Trust which authorized the Preferred Shares, each Preferred Share is convertible into three and one-third Common Shares, subject to certain conversion limitations and adjustments under certain circumstances. BRT also agreed to make deferred payments aggregating $3.8 million which, at the option of BRT, may be in cash or in Common Shares.

        In addition to the Contribution Agreement, pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement") dated November 6, 1996 between BRT and RAI, as voting trustee of the Voting Trust, on December 2, 1996 RAI, as voting trustee, purchased 636,363 Common Shares for $10.5 million.

        SERS, through investment advisors, also purchased an aggregate of 50,500 Common Shares for an aggregate of $843,750 in open market transactions.





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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

        RAI may be deemed to be the beneficial owner of an aggregate of 951,021 Common Shares and SERS may be deemed to be the beneficial owner of an aggregate of 1,001,521 Common Shares. Based upon the 911,185 Common Shares outstanding as of October 31, 1996 as reported in BRT's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and treating as outstanding (i) the 4,000,000 Common Shares issued by BRT in an underwritten public offering on December 2, 1996, (ii) the 181,326 Common Shares issuable upon conversion of a portion of the Preferred Shares (based upon the limitations described in the paragraph below), and (iii) the 133,333 Common Shares issuable upon exercise of the Warrant, RAI may be deemed to be the beneficial owner of 14.5% of the Common Shares and SERS may be deemed to be the beneficial owner of 15.2% of the Common Shares.

        Each Preferred Share is convertible into three and one-third Common Shares, subject to certain adjustments. However, the Preferred Shares may only be converted into Common Shares to the extent that the amount of Common Shares issuable upon conversion when added to the Common Shares issued to RAI, as voting trustee of the Voting Trust, pursuant to certain prior transactions, do not exceed 19.9% of BRT's outstanding Common Shares as of October 31, 1996.
The balance of the Preferred Shares may be converted (and upon notice from BRT must be converted) upon approval (the "Shareholder Approval") of the holders of BRT's Common Shares of unlimited conversion of Preferred Shares.

        The Preferred Shares generally vote together with the Common Shares on an as-converted basis and are generally entitled to an amount of dividends equal to the dividends that would be payable with respect to the Common Shares issuable upon conversion thereof (the "Conversion Shares"). If, however, Shareholder Approval has not been received by June 30, 1997, the amount of dividends payable to the holders of Preferred Shares that are paid on or after July 1, 1997 and prior to the Shareholder Approval shall be an amount equal to 120% of the dividends or distributions that would be payable with respect to the Conversion Shares.

        At any time after July 1, 1998, if the Shareholder approval has not been obtained, the holder of Preferred Shares may require BRT to redeem or any portion of the Preferred Shares at a price per share equal to the greater of
(i) the product of $16.50 (plus 8% interest on such amount) less the amount of distributions multiplied by the number of Common Shares issuable upon conversion of each Preferred Share or (ii) the product of the current market price of a Preferred Share multiplied by the number of Common Shares issuable upon conversion of each Preferred Share.

        No executive officer, director or controlling person of RAI or SERS beneficially owns any Common Shares.





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                                 SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this Amendment No. 1 to Schedule 13D, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the reporting persons herein.

Dated:  December 6, 1996


                               RAI REAL ESTATE ADVISERS, INC., as voting trustee of a Voting Trust dated November 6, 1996.


                               By: /s/ Richard K. Layman
                                   ---------------------------------------------
                                   Richard K. Layman, President


                               COMMONWEALTH OF PENNSYLVANIA
                               STATE EMPLOYES' RETIREMENT SYSTEM


                               By: /s/ John Brosius
                                   ---------------------------------------------
                                   Name:   John Brosius
                                   Title:  Executive Director





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